UMB Profit Sharing and 401(k) Savings Plan

Financial Statements as of December 31, 2000 and 1999 and for the Year Ended December 31, 2000, Supplemental Schedule as of December 31, 2000, and Independent Auditors' Report

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000

-Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at the End of Year	9

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
UMB Profit Sharing and 401(k) Savings Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

May 29, 2001

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
                                                               2000                 1999
ASSETS:
Investments, at fair value:
Common collective trust fund                           $ 52,369,020         $ 66,659,278
Mutual funds                                             38,427,653           32,176,598
Participant loans                                         3,179,308            2,992,732
Common stock                                              1,793,803            1,431,087
                                                -----------------------------------------

Total investments                                        95,769,784          103,259,695
Receivables:
Employer contributions                                    1,867,861            1,745,073
Employee contributions                                           94
Interest and dividends                                        9,544               22,283
                                                -----------------------------------------
Total receivables                                         1,877,499            1,767,356
Cash                                                            399              213,953
                                                -----------------------------------------
Total assets                                             97,647,682          105,241,004
LIABILITIES -
Refundable excess contributions                              19,098
                                                -----------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $ 97,628,584        $ 105,241,004
                                                =========================================

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
ADDITIONS TO NET ASSETS:

Interest and dividends                                   $ 1,071,344
Employer contributions                                     1,867,861
Employee contributions                                     7,437,945
Transfers from The ESOP of UMB Bank                          150,294
Transfers from the Charter National Profit
Sharing Plan of CharterNational Bank of
Oklahoma City, Oklahoma                                      339,768
                                                 --------------------
Total additions                                           10,867,212

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                             14,941,032
Net depreciation in fair value of investments              3,538,600
                                                 --------------------
Total deductions                                          18,479,632
                                                 --------------------

NET DECREASE                                              (7,612,420)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                        105,241,004
                                                 --------------------
End of year                                             $ 97,628,584
                                                 ====================

See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1. PLAN DESCRIPTION

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. The employers (UMB Financial Corporation and affiliates) (collectively, the "Company" or "UMB") will determine each year what amount, if any, will be contributed to the Plan. Company contributions, as determined above, (profit sharing contributions) are divided between the Plan and The ESOP of UMB (the "ESOP"), at the discretion of the Board of Directors of the Company. All such Company profit sharing contributions were allocated to the ESOP in 2000 and 1999.

Eligibility and Participation - The Plan provides that employees with one full year of continuous service become eligible to participate in Profit Sharing portion of the Plan. Employees are eligible to make deferral contributions the first of the month following date of employment.

Contributions - Under the Plan, participants can elect to make contributions on a pre-tax basis, equal to not less than 1% or more than 18% of their compensation subject to Internal Revenue Code (the "Code") limitations. Employees who are regularly scheduled to perform 20 or more hours of service for the Company are eligible to make contributions. Elective deferral contributions are fully vested and nonforfeitable. The Plan allows for matching contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching 401(k) contributions of $1,867,861 were made to the Plan in 2000.

Effective January 1, 2000, the Plan was amended to merge the assets of the Charter National Profit Sharing Plan of Charter National Bank of Oklahoma City, Oklahoma into the Plan.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of: (a) the Company's contribution and (b) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings, subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2000, the Company matching contribution is fully vested when made. Prior to January 1, 2000, a participant was fully vested in Company contributions after completing five years of service.

Payment of Benefits - A participant may withdraw all or a portion of voluntary contributions subject to hardship withdrawal provisions and Administrative Committee approval. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1/2. Participants are also able to transfer a portion of their account balances from the ESOP to the Plan if the participant is over 55 years of age.

Participant Loans - The Plan provides for interest-bearing, secured loans to be made to participants not to exceed the lesser of 50% of the participant's portion of his accumulated benefit or $50,000. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are fixed at 1% above the prime rate for commercial loans at the date of issue. Interest rates for all other loans are fixed at the prime rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments- Investments are stated at aggregate fair value. The fair value of the investments owned by the Plan in the common collective trust funds are based on quoted redemption values on the last business day of the Plan year. Investments in mutual funds and in the common stock of the Company are valued at quoted market prices. For participant loans which do not have an established fair value, management estimates that the outstanding principal amount of the participant loans approximates fair value. Investments in other assets are valued at estimated fair value.
Substantially all of the Plan assets are in funds offered by UMB Bank, n.a., the Plan administrator (the "Plan Administrator"). The creditworthiness of those funds is monitored periodically by Plan management.

Benefits Payable - As of December 31, 2000 and 1999, net assets available for benefits included benefits that were approved but not yet processed of $1,308,287 and $987,712, respectively, due to participants who have withdrawn from participation in the Plan.

Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the Company.

3. FUND INVESTMENTS

The Plan has been designed to permit each participant to choose the type of investment which best satisfies the participant's requirements among the eleven available funds as follows:

Pooled Equity Fund

Pooled Debt Fund

Pooled Income Fund

UMB Scout Worldwide Fund

UMB Scout Worldwide Select Fund

UMB Scout Regional Fund

UMB Scout Equity Index Fund

UMB Scout Stock Select Fund

UMB Scout Technology Fund

UMB Scout Capital Preservation Fund

UMB Financial Corporation Fund

Additionally, short term money markets are held in the forfeiture account. Plan participants may direct their interests in the Plan to be invested in any of the 11 designated investment funds, except that no more than 50% of a participant's deferral may be allocated to Scout Regional Fund or 30% to Scout Technology Fund. Additionally, participants are allowed to change their designated investment fund or funds throughout the year as they desire.

4. INVESTMENTS

The Plan's investments are held by the Plan Administrator. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                 Fair Value
                                       -----------------------------
                                            2000               1999
Pooled Equity Fund                     $ 30,253,635      $42,852,691
UMB Scout Worldwide Fund                 15,636,324       16,930,265
Pooled Debt Fund                         13,906,038       13,988,685
Pooled Income Fund                        8,204,314        9,047,363
UMB Scout Worldwide Select Fund           6,384,590
UMB Scout Regional Fund                   5,163,794        5,818,443

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,538,600 as follows:

Net Appreciation (Depreciation) in Fair Value

Common collective trust funds                            $ 85,415
Mutual funds                                           (3,631,210)
Common stock                                                7,195
                                               -------------------
                                                     $ (3,538,600)

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Board of Directors of UMB Financial Corporation, (the "Plan Sponsor"), has the right to terminate the Plan at any time, subject to the provisions of the Employer Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon their account balance.

6. INCOME TAX STATUS

The Plan has obtained a determination letter, dated September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            2000              1999
Net assets available for benefits per the financial statements      $ 97,628,584      $105,241,004
Amounts allocated to withdrawing participants                         (1,308,287)         (987,712)
                                                             --------------------------------------
Net assets available for benefits per the Form 5500                 $ 96,320,297      $104,253,292

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                         Year Ended
                                                                                      December 31, 2000
Benefits paid to participants per the financial statements                                  $ 14,941,032
Add: Amounts allocated to withdrawing participants
at December 31, 2000                                                                           1,308,287
Less: Amounts allocated to withdrawing participants
at December 31, 1999                                                                            (987,712)
                                                                                    --------------------
Benefits paid to participants per the Form 5500                                             $ 15,261,607

8. RELATED PARTIES

Certain Plan investments are mutual funds and pooled funds managed by the Company and shares of Company stock. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT THE END OF YEAR
December 31, 2000
(a)                        (b)                                   (c)                       (d)
                                                      Description of Investment
                                                            Including Maturity Date, Rate of
           Identity of Issue, Borrower,              Interest, Collateral, Par or        Current
             Lessor or Similar Party                        Maturity Value                Value

Common collective trust funds:
* Pooled Equity Fund                               Pooled fund (2,822,167 units)         $ 30,253,635
* Pooled Debt Fund                                 Pooled fund (1,736,085 units)           13,906,038
* Pooled Income Fund                               Pooled fund (1,296,100 units)            8,204,314
* Short Term Money Market                          Money market fund (5,033 units)              5,033
                                                                                    ------------------
Total Common collective trusts                                                             52,369,020

Mutual Funds
* UMB Scout Worldwide Fund                         Mutual fund (736,173 shares)            15,636,324
* UMB Scout Worldwide Select Fund                  Mutual fund (592,812 shares)             6,384,590
* UMB Scout Regional Fund                          Mutual fund (445,539 shares)             5,163,794
* UMB Scout Equity Index Fund                      Mutual fund (479,959 shares)             4,358,026
* UMB Scout Stock Select Fund                      Mutual fund (380,461 shares)             3,488,825
* UMB Scout Technology Fund                        Mutual fund (385,148 shares)             2,545,830
* UMB Scout Capital Preservation                   Mutual fund (85,972 shares)                850,264
                                                                                    ------------------
Total Mutual funds                                                                         38,427,653

* Participant Loans                                Promissory notes, interest rates from
                                                   6.00% to 10.50%; maturity dates
                                                   through May 2020                         3,179,308
Common Stock
* UMB Financial Corporation Fund                   Common stock (47,995 shares)             1,793,803
                                                                                    ------------------
                                                                                         $ 95,769,784
                                                                                    ------------------

* Represents party-in-interest to the Plan.

UMB Profit Sharing and 401(k) Savings Plan

Independent Auditors' Consent Form 11 - K for the Year Ended December 31, 2000

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No.333-65807 of UMB Financial Corporation on Form S-8 of our report dated May 29, 2001, appearing in this Annual Report on Form 11-K of the UMB Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2000.

Kansas City, Missouri
June 26, 2001